Exhibit 12.1
Ratio of Earnings to Fixed Charges - Calculation

	Year Ended December 31,							Six Months Ended June 30,
	1999		2000	2001		2002	2003	2003	2004
	(dollars in thousands)
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	$(2,892)		$(36,683)	$(5,059)		$35,127	$7,563	$389	$(16,305)

Add back:
Interest expense and fees, net	19,926		24,873	18,112		11,113	14,400	7,264	7,555
25% of total rent expense	278		194	168		174	254	80	202

Income (loss) before extraordinary items, cumulative effect of change in accounting principles and fixed charges	$17,312		$(11,616)	$13,221		$46,414	$22,217	$7,733	$(8,548)
Ratio of earnings to fixed charges	—	*	— *	—	*	4.1	1.5	1.1	— *

*	For the years ended December 31, 1999, 2000 and 2001 and the six months ended June 30, 2004 income was insufficient to cover fixed charges.

	Year Ended December 31,					Six Months Ended June 30,
Rent Expense	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Wise Alloys LLC	$929	$514	$415	$518	$462	$245	$258
Wise Metals Group LLC	182	262	258	179	153	75	68
Wise Recycling LLC					401		482

Total Rent Expense	$1,111	$776	$673	$697	$1,016	$320	$808
25% Rent Expense	$278	$194	$168	$174	$254	$80	$202